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05044805


SEC MAIL PROCESSING
RECEIVED
NOV 2 8 2005
WASH, D.C.
209
SECTION

SE[illegible] [illegible]MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30,2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 4th Avenue Suite 2200
(No. and Street)

Seattle (City) Washington (State) 98154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Satriawan (206) 622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum and Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/29/05

OATH OR AFFIRMATION

I, Leo Satriawan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Except as indicated in the footnotes to the consolidated Financial Statements.



STEVEN C. McCLURG
COMMISSION EXPIRES
NOTARY
PUBLIC
AUG 16, 2007
STATE OF WASHINGTON

Signature

Chief Financial Officer
Title

Steve McClurg
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Certified Public Accountants on Internal Control Procedure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
CONSOLIDATED FINANCIAL STATEMENTS	
Statement of Financial Condition	2-3
Statement of Operations	4
Statement of Stockholder's Equity	5
Statement of Changes in Subordinated Borrowings	6
Statement of Cash Flows	7-8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	9-18
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission	19-20
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM on Internal Accounting Control Required by SEC Rule 17a-5	21-22

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of National Securities Corporation and Subsidiary (a wholly-owned subsidiary of Olympic Cascade Financial Corporation) as of September 30, 2005, and the related consolidated statements of operations, stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Securities Corporation and Subsidiary as of September 30, 2005 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

November 3, 2005
New York, New York

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

NATIONAL SECURITIES CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

September 30, 2005

ASSETS

CASH	$ 395,000
DEPOSITS WITH CLEARING ORGANIZATIONS	300,000
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	3,329,000
OTHER RECEIVABLES, net of reserve for uncollectible accounts of $376,000	485,000
ADVANCES TO REGISTERED REPRESENTATIVES	1,653,000
SECURITIES HELD FOR RESALE, at market	166,000
SECURED DEMAND NOTE	1,000,000
FIXED ASSETS, net	250,000
OTHER ASSETS	226,000
TOTAL ASSETS	$ 7,804,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued

September 30, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS		$ 122,000
SECURITIES SOLD, BUT NOT YET PURCHASED, at market		44,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES		3,710,000
DEFERRED RENT PAYABLE		45,000
TOTAL LIABILITIES		3,921,000
SUBORDINATED BORROWINGS		1,000,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	$ --	
Additional paid-in capital	8,405,000	
Accumulated deficit	(5,522,000)	
TOTAL STOCKHOLDER'S EQUITY		2,883,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 7,804,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For The Year Ended September 30, 2005

REVENUES		
Commissions	$ 33,134,000	
Investment banking	528,000	
Interest and dividends	2,739,000	
Net dealer inventory gains	5,710,000	
Transfer fees and clearing services	3,097,000	
Advisory fees	522,000	
		$ 45,730,000
EXPENSES		
Commissions	32,838,000	
Employee compensation and related expenses	5,010,000	
Clearance fees	432,000	
Communications	1,670,000	
Occupancy and equipment costs	2,886,000	
Interest	60,000	
Professional fees	951,000	
Taxes, licenses and registration	324,000	
Provision for doubtful accounts	268,000	
Other	1,226,000	
		45,665,000
NET INCOME		$ 65,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2005

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - October 1, 2004	100	$ --	$ 9,281,000	$ (5,587,000)	$ 3,694,000
Distribution to parent	--	--	(876,000)	--	(876,000)
Net income	--	--	--	65,000	65,000
BALANCE - September 30, 2005	100	$ --	$ 8,405,000	$ (5,522,000)	$ 2,883,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended September 30, 2005

Subordinated borrowings at October 1, 2004	$ 1,000,000
Borrowings/repayments during the year	--
Subordinated borrowings at September 30, 2005	$ 1,000,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 65,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 145,000	
Provision for doubtful accounts	160,000	
Changes in assets and liabilities:		
Deposits with clearing organizations	695,000	
Receivables with broker-dealers, clearing organizations a	736,000	
Advances to registered representatives	83,000	
Securities held for resale, at market	(17,000)	
Other assets	84,000	
Payable to broker-dealers and clearing organizations	7,000	
Securities sold, but not yet purchased, at market	11,000	
Accounts payable, accrued expenses and other liabilities	(843,000)	
Deferred rent payable	45,000	
TOTAL ADJUSTMENTS		1,106,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,171,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(94,000)
NET CASH USED IN INVESTING ACTIVITIES		$ (94,000)

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS, Continued

For the Year Ended September 30, 2005

CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to parent	$ (876,000)	
NET CASH USED IN FINANCING ACTIVITIES		$ (876,000)
NET INCREASE IN CASH		201,000
CASH - October 1, 2004		194,000
CASH - September 30, 2005		$ 395,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest		$ 60,000
Cash paid during the year for income taxes		$ 6,000

See notes to consolidated financial statements.

NOTE 1 - Organization

National Securities Corporation and Subsidiary, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Olympic Cascade Financial Corporation ("Olympic").

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of National and its wholly-owned subsidiary, National Asset Management, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by National Financial Services, LLC ("NFS") and Penson Financial Services, Inc. ("Penson"), its clearing firms. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

Transfer fees are attached to each customer's security transactions and are recognized as of the trade date.

Investment advisory fees are account management fees for high net worth clients. These fees are billed quarterly and recognized at such time that collection is probable.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes

The Company reports its income for federal tax purposes on a consolidated basis with Olympic; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount will not be realized.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses, and other liabilities approximate fair value based on the short-term maturity of these instruments.

NOTE 2 - Summary of Significant Accounting Policies, continued

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2005, the Company believes that there has been no impairment of its long-lived assets.

Other Receivables

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual broker. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and is included in other expenses in the accompanying consolidated statement of operations.

Advances to Registered Representatives

Advances are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period. The advance is then amortized on a straight-line basis over the amount of time the representative is obligated to be affiliated with National, and is included in commission expense in the accompanying consolidated statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of the contract, the representative is required to repay the unamortized balance.

Concentrations of Credit Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company currently has two clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued

due from customers that are considered uncollectible are charged back to the Company by the clearing brokers when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statement of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statement of financial condition, based on the particular facts and circumstances.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At September 30, 2005 the uninsured cash bank balances was $551,000. The Company believes it is not exposed to any significant credit risks for cash.

NOTE 3 - Broker-Dealer and Clearing Organization Receivables and Payables

At September 30, 2005, receivables from broker-dealers and clearing organizations includes fees and commissions. Amounts payable to brokers-dealers and clearing organizations includes principal securities purchased on margin.

NOTE 4 - Securities Held For Resale and Securities Sold, But Not Yet Purchased, at Market

As of September 30, 2005, securities held for resale and securities sold, but not yet purchased include:

	Securities Held For Resale	Securities Sold, But Not Yet Purchased
Corporate stocks	$150,000	$25,000
Corporate bonds	--	19,000
Government obligations	16,000	--
Total	$166,000	$44,000

NOTE 4 - Securities Held For Resale and Securities Sold, But Not Yet Purchased, at Market, continued

Securities held for resale and securities sold, but not yet purchased are recorded at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments and other economic measurements.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the consolidated statement of financial condition.

NOTE 5 - Fixed Assets

Fixed assets as of September 30, 2005 consist of the following:

	Amount	Estimated Useful Lives
Office machines	$138,000	5 years
Furniture and fixtures	157,000	5 years
Telephone system	34,000	5 years
Electronic equipment	399,000	3 years
Leasehold improvements	246,000	Lesser of terms of leases or useful lives
	974,000	
Less: accumulated depreciation and amortization	(724,000)	
	$250,000	

Depreciation and amortization expense for the year ended September 30, 2005 was $145,000.

NOTE 6 - Secured Demand Note

On February 1, 2001, the Company executed a secured demand note collateral agreement with an employee of the Company and a Director of Olympic, to borrow securities, which can be used by the Company for collateral arrangements. These securities have been pledged through an unrelated broker-dealer, and have a borrowing value totaling $1 million. This note bears interest at 5% per annum with interest paid monthly. The demand note, which had an original maturity of March 1, 2005 has been extended through March 1, 2006. Certain of the securities, totaling $412,000, have been pledged as collateral for a security deposit for an office lease in the amount of $249,000 and two letters of credit, in the amounts, $125,000 and $38,000, executed by Olympic on behalf of the Company. No amounts have been drawn on these letters of credit.

NOTE 7 - Income Taxes

At September 30, 2005, the Company had net operating loss carryforwards of approximately $8,811,000 that may be applied against future taxable income and expire at various dates through 2023, subject to limitations. The Company has a deferred tax asset arising from such net operating loss deduction and has recorded a valuation allowance for the full amount of such deferred tax asset since the likelihood of realization of the tax benefits cannot be determined.

Deferred tax asset:	
Net operating loss carryforwards	$2,988,000
Reserve for uncollectible accounts	128,000
Other temporary differences	44,000
Total deferred tax asset	3,160,000
Valuation allowance	(3,160,000)
Net deferred tax asset	$ --

During the year ended September 30, 2005, the valuation allowance declined by $254,000 due principally to the change in reserve for uncollectible accounts receivable and other temporary differences.

The primary difference between income tax expense at the federal statutory rate and actual tax expense is due to the utilization of net operating loss carryforwards. The Company did not record a provision for income taxes due to the utilization of net operating losses.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2005, the Company is required to maintain a minimum net capital of $250,000. The net capital and excess net capital amounts for the Company are as follows:

Net capital	$1,224,000
Excess net capital	$974,000

NOTE 9 - Commitment

Leases

As of September 30, 2005, the Company leases office space and equipment in various states expiring at various dates through 2012 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30,	Amount
2006	$1,667,000
2007	1,602,000
2008	1,556,000
2009	584,000
2010	562,000
Thereafter	1,022,000
Total	$6,993,000

In February 2003, in connection with the signing of a lease extension in the New York office, the Company was given a deferral of rent totaling $360,000, over twelve months, commencing with the March 2003 rent payment which has been accrued. Such deferral, accruing interest at 6.25% per annum, is to be repaid in monthly installments of approximately $19,000 starting in September 2006.

NOTE 9 - Commitment, continued

Rental expense under all operating leases for the year ended September 30, 2005 was $1,976,000.

Guarantees

The Company has secondarily guaranteed a lease of one of its branch offices, in the amount of $235,000 at September 30, 2005.

NOTE 10 - Contingencies

In June 2002, National was named, together with others, as a defendant in a class action lawsuit relating to a series of private placements of securities in Fastpoint Communications, Inc. in the Superior Court for the State of California for the County of San Diego. Plaintiffs were seeking approximately $14.0 million, but no specific amount of damages was sought against National in the complaint. National filed its answer in April 2003. In January 2004, the court entered an order denying class certification. As a result of this order denying class certification, the only remaining claims against National were the individual claims asserted by the two class representatives totaling $60,000. Plaintiffs thereafter filed an appeal of the order denying class certification. The action in the lower court, including a pending motion for summary judgment, has been stayed. In May 2005, the California Court of Appeal affirmed the order denying class certification. The matter was settled for $27,000 with proceeds to be paid by National's insurer.

The NASD was engaged in an industry-wide investigation of mutual fund trading activities. National is one of the numerous broker-dealers contacted by the NASD with respect to this investigation. The NASD identified certain customer mutual fund transactions ordered through National during the time period from October 2000 to February 2003 that it believed constituted mutual fund timing and/or excessive trading activity. National engaged in discussions and negotiations with the NASD to informally resolve these matters. Such resolution resulted in a settlement, whereby National, without admitting or denying any violations, agreed to make both restitution and pay a fine to the NASD, that in the aggregate approximate $600,000. The Company has paid approximately $432,000 and the remaining unpaid balance of $168,000 at September 30, 2005, has been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statements of financial condition.

NOTE 10 - Contingencies, continued

The Company was required by the NASD, in November 2004, to file a Wells Submission with respect to a series of regulatory violations concerning certain trading activity, its net capital level during the period in 2001 and 2002, and relating to certain regulatory filings. These matters were settled for a total fine of $85,000. The Company has paid approximately $27,000 and the remaining unpaid balance of $58,000 at September 30, 2005, has been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statements of financial condition.

The Company is also a defendant in various other arbitrations and administrative proceedings, lawsuits and claims, seeking damages against the Company approximating $1.2 million (exclusive of unspecified punitive damages related to certain claims). These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the eventual outcome of these matters will not have a material adverse effect on the Company as the nature of these claims are normally covered by insurance. However, the ultimate outcome of these matters cannot be determined at this time. The amounts related to such matters that are reasonably estimable and which have been accrued at September 30, 2005 is $54,000 and has been included in "Accounts Payable, Accrued Expenses and Other Liabilities" in the accompanying consolidated statements of financial condition.

NOTE 11 - Employee Benefits

The Company has a 401(k) profit sharing plan which covers substantially all employees. Participants may contribute up to 25% of eligible compensation, as defined in the plan, subject to certain limitations. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2005, the Company made no contributions to the plan.

NOTE 12 - Clearing Agreements

Beginning June 2004, the Company engaged Fiserv Securities, Inc. ("Fiserv") to clear its brokerage business. The conversion to Fiserv was substantially completed in the first week of October 2004.

NOTE 12 - Clearing Agreements, continued

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. As part of this transaction, NFS provided National with a $1.0 million conversion fee credit to reimburse the Company for the transitional and incremental costs incurred by National relating to the conversion of its clearing business to NFS. National was paid $250,000 in May 2005, and the remaining $750,000 was paid in July 2005. The clearing agreement includes a termination fee if National terminates the agreement without cause. Additionally, in June 2005 National entered into a clearing agreement with Penson for the purpose of providing other clearing services that are not provided by NFS.

NOTE 13 - Subsequent Events

Private Placement Fees
In October 2005, National completed a private placement of approximately $30.0 million in common stock for Cardium Therapeutics, Inc. As a fee for acting as the placement agent, National received commissions of approximately $3.0 million.

Termination of a Material Definitive Agreement
On February 10, 2005, the Company and First Montauk Financial Corp. entered into a definitive merger agreement. On June 27, 2005, the Company and First Montauk entered into an amended definitive merger agreement. The Company and First Montauk expected to file a joint proxy registration statement with the SEC during the third calendar quarter of 2005, and seek to close the transaction during the fourth calendar quarter of 2005.

On October 24, 2005, Olympic and First Montauk Financial Corp. ("First Montauk") jointly announced that they have agreed to terminate the Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2005 (the "Amended and Restated Merger Agreement") by and among the Company, First Montauk, and OLY Acquisition Corporation, a wholly owned subsidiary of First Montauk.

Under the terms of the letter agreement (the "Termination Agreement") terminating the Amended and Restated Merger Agreement, the parties shall have no further obligation to each other arising out of the Merger Agreement, the Merger, and the transactions contemplated thereby, and each party agrees to bear its own expenses.

SCHEDULE I

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2005

NET CAPITAL		
Total stockholder's equity	$ 2,883,000	
Add: subordinated borrowings allowable in computation of net capital	1,000,000	
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		$ 3,883,000
DEDUCTIONS AND CHARGES		
Nonallowable assets:		
Other receivables	485,000	
Advances to Registered Representatives	1,653,000	
Fixed assets	250,000	
Other assets	226,000	
		2,614,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		$ 1,269,000
HAIRCUTS ON SECURITIES		
Corporate stocks	41,000	
Corporate bonds	3,000	
U.S. government obligations	1,000	
		45,000
NET CAPITAL		$ 1,224,000

SCHEDULE I

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

	September 30, 2005
COMPUTATION OF ALTERNATE CAPITAL REQUIREMENT 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ --
MINIMUM NET CAPITAL REQUIREMENT - electing the alternative method	$ 250,000
NET CAPITAL REQUIREMENT - greater of minimum net capital requirement or 2% of aggregate debit items under the reserve requirement	$ 250,000
EXCESS NET CAPITAL - net capital less capital requirement	$ 974,000
NET CAPITAL in excess of 5% of combined aggregate debit items or $120,000	$ --

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of National Securities Corporation and Subsidiary (the "Company") for the year ended September 30, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives.

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

November 3, 2005
New York, New York

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

(SEC I.D. No. 8-164)

(A Wholly-Owned Subsidiary of Olympic Cascade Financial Corporation)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended September 30, 2005